September 17, 2008

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 12, 2008, File No. 333-150830

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”), to the registration statement that was originally filed on Form S-1 on May 12, 2008 (“Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and redline version marked to show changes from the Registration Statement. We have been advised that changes in Amendment No. 1 from the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated June 5, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Registration Statement on Form S-1

General

1.
Comment: Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the bonds that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the bonds).

Response: We respectfully note your comment and supplementally inform you that the total dollar value of the securities underlying the bonds that the Company has registered for resale is $8.0 million, which is based on 2,285,714 shares of the Company’s common stock issuable upon conversion of the bonds that the Company has registered for resale and a market price per share of $3.50. At the time that the Bonds were sold, on November 13, 2007, there was no public trading market for the Company’s securities, and the $3.50 market price per share was the mid-point of the proposed offering at the time of the sale of the bonds and the per share price at which the Company sold its common stock in its initial public offering that it conducted in connection with its initial listing on the American Stock Exchange in February 2008.

H. Christopher Owings
September 17, 2008

2.
Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the bonds in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the bonds and the total possible payments to the selling shareholder and any of their affiliates in the first year following the sale of the bonds.

Response: We respectfully note your comment and have added to the registration statement the disclosures below:

Payments and Potential Payments Required in Connection with the Issuance of the Securities Being Registered

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) that we have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship in connection with the Bonds and Bond Warrants (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Type of Payment Event	Dollar Amount of Payment, if Payment is Required	Description
Commission to ABN AMRO	$240,000	The Bonds were subscribed at a price equal to 97% of their principal amount of $8,000,000, which is the issue price of 100% less a 3% commission, or $240,000, to the Subscriber.
Warrants	$2,099,940
On the date that the Bonds were issued, we issued ABN AMRO 600,000 warrants, which are exercisable from February 12, 2009 until November 6, 2010. The warrants are exercisable at $0.0001 per share. Based on the $3.50 per share market price, the Warrants have a value of $2,099,940.

Standard Interest	Up to approximately $1,440,000	The Bonds bear interest from November 13, 2007 at the rate of 6% per annum for the first year after November 13, 2007 and 3% per annum thereafter, of the principal amount of the Bonds.
Mandatory Redemption at Maturity	Up to approximately $4,069,600
We are required to redeem any outstanding Bonds at 150.87% of their principal amount on November 13, 2012. This may result in us having to pay up to $4,069,600 to the Bondholders in addition to the principal amount of the Bonds.

H. Christopher Owings
September 17, 2008

Type of Payment Event	Dollar Amount of Payment, if Payment is Required	Description
Redemption at the Bondholder’s Option - Breach of Registration Obligations	Up to approximately $362,400
If we breach certain of our obligations to register the Bonds, Bond Warrants and underlying shares as promptly as possible, and in no event later than February 12, 2009, pursuant to the registration rights agreement dated November 13, 2007 entered into by and between the Subscriber and us, then holders of the Bonds can require us to redeem the Bonds at 104.53% of the principal amount of the Bonds at any time after November 13, 2008. This may result in us having to pay up to $362,400 to the Bondholders in addition to the principal amount of the Bonds.

Redemption at the Bondholder’s Option	Up to approximately $2,120,800
In addition, at any time after November 13, 2010, holders of the Bonds can require us to redeem the Bonds at 126.51% of the principal amount. This may result in us having to pay up to $2,120,800 to the Bondholders in addition to the principal amount of the Bonds.

Redemption for Tax Reasons	Between approximately $362,400 and $4,069,600
At any time, we may, having given not less than 30 nor more than 60 days’ notice to the Bondholders, redeem all, but not some only, of the Bonds at a redemption price equal to the early redemption amount on the redemption date if (i) we have or will become obliged to pay additional amounts for any present or future taxes, duties, assessments or governmental charges, as a result of a change in, or amendment to, the laws of the Unites States, the PRC or England, and (ii) the obligation to pay additional amounts cannot be avoided provided that we do not give notice of redemption earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts were a payment in respect of the Bonds then due.

Redemption for Delisting or a Change in Control	Between approximately $362,400 and $4,069,600
If our common stock ceases to be listed on AMEX or if the trading of our common stock is suspended for 20 or more consecutive trading days temporarily or otherwise on AMEX or there is a change of control of our company as defined in the Trust Deed, each Bondholder will have the right to require us, within 60 days following the date on which the Bondholder has been given notice of delisting or a change of control, to redeem all or some of that holder’s Bonds.

H. Christopher Owings
September 17, 2008

Type of Payment Event	Dollar Amount of Payment, if Payment is Required	Description
Redemption at Our Option	Up to approximately $4,800,000
At any time prior to November 13, 2012, we may, having given not less than 30 nor more than 60 days’ notice to the Bondholders, and The Bank of New York, London Branch (the “Trustee”) and The Bank of New York, London Branch (the “Principal Agent,”) which notice will be irrevocable, redeem all and not some only of the Bonds at a redemption price equal to the early redemption amount on the redemption date if more than ninety percent in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. The early redemption amount of a Bond, for each US$1,000 principal amount of the Bonds, is determined so that it represents for the Bondholder a gross yield of twelve percent per annum, calculated on a semi-annual basis. This may result in us having to pay up to approximately $4,800,000 to the Bondholders in addition to the principal amount of the Bonds.

Expenses Related to the Bonds and Warrants	Cannot be determined at this time.
We agreed to pay all costs and expenses, to the extent reasonably and properly incurred, related to:

(i) all costs and expenses in connection with the preparation of the Bonds, the Warrants, and all other documents relating to the issue of the Bonds or the Warrants;
(ii) the initial delivery and distribution (including transportation and packaging but not insurance (other than to the place of distribution)) of the Bonds or the Warrants;
(iii) the listing of the Shares on the AMEX or any Alternative Stock Exchange;
(iv) the fees and expenses of ABN AMRO’s legal counsel and any other professional advisers in connection with the issue of the Bonds or the Warrants, including, but not limited to, all traveling, telecommunications, accommodation, and postage expenses; and
(v) the Trustee and the agents appointed under the Trust Deed and the Agency Agreement in connection with the performance of their duties under such agreements, including the legal fees and expenses of Trustee's counsel.

H. Christopher Owings
September 17, 2008

The approximate net proceeds that we received from the sale of the Bonds and the total possible payments to the selling shareholder was as follows:

Gross proceeds from the sale of the Bonds	$8,000,000

Less 3% commission to ABN AMRO	240,000
Less fees and expenses	82,000

Net proceeds	$7,678,000

Subject to the potential events and related payments described above, the total possible payments to the Bondholders and Bond Warrantholders and any of their affiliates in the first year following the sale of the Bonds is approximately $2,819,940, which accounts for the 3% commission to ABN AMRO ($240,000), first year’s interest at 6% ($480,000), and the market value of the Warrants ($2,099,940).

3.
Comment:  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the bonds if the conversion price is adjusted to the lowest amount, or 70% of the conversion price, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the bonds on the date of the sale of the bonds or the conversion price of the bonds;

•	the conversion price per share of the underlying securities assuming the fixed conversion price is adjusted to the lowest amount, or 70% of the conversion price:

•	the total possible shares underlying the bonds (assuming no interest payments and complete conversion throughout the term of the bonds);

•
the combined market price of the total number of shares underlying the bonds, calculated by using the market price per share on the date of the sale of the bonds or the conversion price of the bonds and the total possible shares underlying the bonds;

•
the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the bonds calculated by using the discounted conversion price and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the bonds or the conversion price of the bonds, calculated by subtracting the total discounted conversion price from the combined market price of the total number of shares underlying the bonds on that date.

H. Christopher Owings
September 17, 2008

Response: We respectfully note your comment and have revised the selling stockholder table to include the following disclosures:

Potential Profits on Conversion of Bonds and Exercise of Warrants

If for the period of 20 consecutive trading days immediately prior to November 13, 2009 or September 29, 2012, the conversion price for the Bonds is higher than the average closing price for the shares, then the conversion price will be reset to such average closing price; provided that, the conversion price will not be reset lower than 70% of the then existing conversion price. The table below shows the potential profit that ABN AMRO could realize if the conversion price is reset to 70% of the conversion price, based on the current conversion price of $3.50 per share.

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of Bonds, if adjusted to 70% of Conversion Price	Total Shares underlying the Bonds, (based on reduced conversion price)	Combined Market Price of Shares underlying the Bonds	Combined Conversion Price of Shares underlying Bonds	Total Possible Discount to Market Price
ABN AMRO Bank N.V.	$3.50	$2.45	3,265,306	$11,428,571	$8,000,000	$3,428,571

4.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

H. Christopher Owings
September 17, 2008

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: We respectfully note your comment and have revised the selling stockholder table to include the following disclosures under the subheading “Potential Profits on Conversion of Bonds and Exercise of Warrants:”

On the date that the Bonds were issued, the Company issued ABN AMRO 600,000 warrants, which become exercisable on February 12, 2009 and terminate on November 13, 2010. The warrants are exercisable at US$0.0001 per share. Based on the $3.50 per share market price on the date the Warrants were issued, ABN AMRO would realize a profit of $2,099,940 upon the exercise of the Warrants.

5.	Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the bond transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the bonds and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comment 3.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments, as disclosed in response to comment 2, divided by the net proceeds to the issuer from the sale of the bonds, as well as the amount of that resulting percentage averaged over the term of the bonds.

Response: We respectfully note your comment and have summarized the requested disclosure as follows:

Comparison of Company Proceeds from to Potential Investor Profit

The tables below illustrate the net proceeds received by us and the potential profit that the investor in the Bonds may realize.

Gross Proceeds from the Bonds	$8,000,000
Less fees and expenses	82,000
Less payment of 3% commission	240,000(1)
Less possible redemption of the Bonds at 150.87% (at maturity)	4,069,600(2)
Resulting Net Proceeds from sale of the Bonds	$3,608,400(3)

H. Christopher Owings
September 17, 2008

Potential Investor Profit on the Warrants	2,099,940(4)
Potential Investor Profit on the Bonds (if conversion price reset to 70%)	3,428,571(5)
Total Possible Discount to Market Price of Securities Registered Hereunder	5,528,511

____
(1)	The Bonds were subscribed at a price equal to 97% of their principal amount of $8,000,000, which is the issue price of 100% less a 3% commission, or $240,000, to the Subscriber.

(2)
We are required to redeem any outstanding Bonds at 150.87% of their principal amount on November 13, 2012. This may result in us having to pay up to $4,069,600 to the Bondholders in addition to the principal Amount of the Bonds.

(3)
Excludes an indeterminate amount for fees and expenses required to be paid by us for the benefit of the investor in connection with the Bonds and the Warrants, including ABN AMRO’s legal counsel and other professional adviser fees and expenses, listing of the shares on the AMEX, and fees incurred for the Trustee and the agents appointed under the Trust Deed and the Agency Agreement in connection with the performance of their duties under such agreements, including the legal fees and expenses of Trustee's counsel.

(4)
On the date that the Bonds were issued, we issued ABN AMRO 600,000 warrants, which are exercisable from February 12, 2009 until November 6, 2010. The warrants are exercisable at $0.0001 per share. Based on the $3.50 per share market price, the Warrants have a value of $2,099,940.

(5)
If for the period of 20 consecutive trading days immediately prior to November 13, 2009 or September 29, 2012, the conversion price for the Bonds is higher than the average closing price for the shares, then the conversion price will be reset to such average closing price; provided that, the conversion price will not be reset lower than 70% of the then existing conversion price. Based on the market value of our securities on the date of issuance of the Bonds, ABN AMRO could realize a profit of $ 3,428,571 as a result of the conversion discount.

As a percentage, the total amount of all possible payments, divided by the net proceeds to the issuer from the sale of the bonds, is approximately 85%, which is based on net proceeds of $7,678,000 and payments of fees and expenses of $82,000, commission of $240,000, interest payment at maturity $4,069,600, and value of warrants issued of $2,099,940. The amount of that resulting percentage averaged over the five-year term of the Bonds is 17% per year.

6.
Comment: Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding prior to the bond transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder and the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: We respectfully note your comment and have summarized the requested disclosure as follows:

The number of shares outstanding prior to the bond transaction that were held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder was 4,402,209 shares. The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction is 3,085,714 shares.

H. Christopher Owings
September 17, 2008

7.	Comment: Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible securities; and

•
whether — based on information obtained from the selling shareholder — the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

-	the date on which such selling shareholder entered into that short position; and

-
the relationship of the date on which such selling shareholder entered into that short position to the date of the announcement of the bond transaction and the filing of the registration statement (e.g., before or after the announcement of the bond transaction, before the filing or after the filing of the registration statement, etc.).

Response: We respectfully note your comment and have summarized the requested disclosure as follows:

The Company confirms that it has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible securities. The Company also confirms, based on information obtained from the selling shareholders, that the selling shareholders do not have an existing short position in the Company's common stock. Disclosures have been added to the registration statement under the “General” subheading.

8.	Comment: Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the bonds; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the bonds.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: We respectfully note your comment and the Company confirms its view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

H. Christopher Owings
September 17, 2008

Description of the Bonds, page 62

9.	Comment: With respect to the Mandatory Redemption provision, please disclose the exact date by which you were required to timely register the Bonds, Bond Warrants and underlying shares.

Response: We respectfully note your comment and inform you that, pursuant to the Registration Rights Agreement, the Company is required to timely register the Bonds, Bond Warrants and underlying shares as promptly as possible and in no event later than February 12, 2009.

Consolidated Financial Statements

10.
Comment:  Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Response: We respectfully note your comment and have accordingly updated the financial statements and related financial information and made revisions to the Management’s Discussion and Analysis.

Exhibit Index

11.	Comment: You have listed Exhibits 5.1, 5.2 and 8.1 in your Exhibit Index but not filed them as exhibits. Please advise or confirm that you will file all exhibits.

Response: We respectfully note your comment and the Company confirms that it has included all exhibits with this Amendment No. 1 to the registration statement.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc: Kwong Kai Shun, Asia Time Corporation